SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934*

ARADIGM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505301

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

CUSIP No. 038505301	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,512,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,512,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,512,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ See Items 4 and 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 585,661,992 shares, which is the sum of (i) 251,693,888 shares of common stock reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013 and (ii) 333,968,104 shares of common stock that will be issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on May 24, 2013.

CUSIP No. 038505301	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,512,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,512,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,512,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ See Items 4 and 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 585,661,992 shares, which is the sum of (i) 251,693,888 shares of common stock reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013 and (ii) 333,968,104 shares of common stock that will be issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on May 24, 2013.

CUSIP No. 038505301	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,890,625
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,890,625
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ See Items 4 and 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 585,661,992 shares, which is the sum of (i) 251,693,888 shares of common stock reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013 and (ii) 333,968,104 shares of common stock that will be issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on May 24, 2013.

CUSIP No. 038505301	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Aaron Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,300
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 450,300
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ See Items 4 and 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 585,661,992 shares, which is the sum of (i) 251,693,888 shares of common stock reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013 and (ii) 333,968,104 shares of common stock that will be issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on May 24, 2013.

CUSIP No. 038505301	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Ivan Lieberburg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,664,254
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,664,254
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ See Items 4 and 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 585,661,992 shares, which is the sum of (i) 251,693,888 shares of common stock reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013 and (ii) 333,968,104 shares of common stock that will be issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on May 24, 2013.

CUSIP No. 038505301	SCHEDULE 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,512,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,512,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,512,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ See Items 4 and 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 585,661,992 shares which is the sum of (i) 251,693,888 shares of common stock reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013 and (ii) 333,968,104 shares of common stock that will be issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on May 24, 2013.

CUSIP No. 038505301	SCHEDULE 13D	Page 8 of 14 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Report” or this “Schedule 13D”) relates to the shares of common stock, no par value (the “Common Stock”) of Aradigm Corporation, a California corporation (the “Issuer”). The principal executive office of the Issuer is located at 3929 Point Eden Way, Hayward, California 94545.

Item 2.	Identity and Background

This Schedule 13D is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA”), Aaron Davis, Ivan Lieberburg, and Joseph Lewis (together with Boxer Capital and Boxer Management, MVA, Aaron Davis and Ivan Lieberburg, the “Reporting Persons”). Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a Limited Liability Company organized under the laws of Delaware. Joseph Lewis is the sole indirect owner of and controls Boxer Management. Each of Boxer Capital and Boxer Management is primarily engaged in the business of investing in securities. Joseph Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital. MVA is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital, and is controlled by employees of Tavistock Life Sciences Company that are members of MVA. As such, MVA is not controlled by Boxer Capital, Boxer Management or Joseph Lewis. MVA is primarily engaged in the business of investing in securities. Aaron Davis and Ivan Lieberburg are citizens of the United States and are employed by Tavistock Life Sciences Company. Aaron Davis’s and Ivan Lieberburg’s present principal occupation or employment is with Tavistock Life Sciences Company. By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, Boxer Capital, Boxer Management, MVA, Aaron Davis and Ivan Lieberburg may be deemed to be members of a group, consisting of the Reporting Persons.

The address of each of Boxer Capital, MVA Investors, Aaron Davis and Ivan Lieberburg for purposes of this filing is: 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. The address of each of Boxer Asset Management and Joseph Lewis for purposes of this filing is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New providence, Bahamas.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital, Boxer Management and MVA.

As more fully described in Item 4 below, by virtue of separate Voting Agreements (as defined below) entered into by certain members of the Reporting Persons and Grifols, S.A. (“Grifols”), a shareholder and affiliate of the Issuer, each of the members of the Reporting Persons, pursuant to the SEC beneficial ownership rules, may also be deemed to be a member of a separate group, with the following parties, each of which has entered into the Stock Purchase Agreement (defined below) and a separate Voting Agreement with Grifols: (i) First Eagle Value Biotechnology Master Fund, Ltd (and certain of its affiliates) and (ii) Laurence Lytton (the “Investors Group” and together with the Reporting Persons the “Investors-Boxer Group”). To the knowledge of the Reporting Persons, the group formed by the Reporting Persons and the Investors Group may be deemed to beneficially own in the aggregate 451,648,904 shares of Common Stock, which represents 77.1% of the Common Stock based on 585,661,992 shares, which is the sum of (i) 251,693,888 shares of Common Stock reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013 and (ii) 333,968,104 shares of Common Stock that will be issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on May 24, 2013. However, the Reporting Persons disclaim any beneficial ownership in any securities held, or which may be acquired, by the Investors Group. The Reporting Persons believe that the respective entities of the Investors Group intend to file separate beneficial ownership reports on Schedule 13D with the SEC reflecting the information reported herein. Also, each of the members of the Investors Group disclaims any beneficial ownership in any securities held or which may be acquired by the Reporting Persons.

CUSIP No. 038505301	SCHEDULE 13D	Page 9 of 14 Pages

The Reporting Persons have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by the Reporting Persons was acquired by the Reporting Persons for an aggregate purchase price of $8,712,171 which includes funds used to purchase shares of Common Stock pursuant to the transactions contemplated by the Stock Purchase Agreement. The source of the funding for the purchase of the Common Stock by Boxer Capital, Boxer Management and Joe Lewis is the working capital of Boxer Capital. The source of funding for the purchase of the Common Stock by MVA is the working capital of MVA. The source of the funding for the purchase of the Common Stock by Aaron Davis and Ivan Lieberburg was the personal funds of Aaron Davis and Ivan Lieberburg.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the Common Stock for investment purposes. The Reporting Persons acquired the shares of Common Stock through a combination of open market purchases for fair market value consideration and in certain private placements from the Issuer. The Reporting Persons, from time to time, and subject to Voting Agreement and Stock Purchase Agreement, depending upon market conditions and other investment considerations, may purchase additional shares of Common Stock for investment or dispose of shares of Common Stock.

Stock Purchase Agreement

On May 20, 2013, the Issuer entered into a Stock Purchase Agreement among the Issuer, Boxer Capital, MVA, members of the Investors Group (the “Stock Purchase Agreement”) and other purchasers, pursuant to which and subject to the terms and conditions therein, members of the Investors Group and Boxer Capital and MVA will purchase shares of Common Stock of the Issuer at a purchase price of $0.124 per share.

Voting Agreements

Concurrent with Boxer Capital and MVA entering into the Stock Purchase Agreement, shareholders of the Issuer holding more than 50% of the outstanding shares of Common Stock, including Boxer Capital, MVA, Aaron Davis and Ivan Lieberburg (the “Voting Agreement Parties”), entered into separate voting agreements with Grifols (each a “Voting Agreement”), with respect to all of the shares of the Issuer’s Common Stock that are currently or will be beneficially owned by such Voting Agreement Parties (“Voting Agreement Shares”). During the term of the Voting Agreement, the Voting Agreement Parties have agreed, among other things, at a special meeting of shareholders of the Issuer to: (i) approve certain amendments to the Issuer’s charter, including amendments necessary to increase the total number of shares of Common Stock authorized to be issued by the Issuer to at least 706,830,627 shares, including the 333,968,104 shares to be sold in the stock sale contemplated by the Stock Purchase Agreement (the “Charter Amendment”) and (ii) to approve the Stock Purchase Agreement and the transactions and related agreements contemplated thereby.

CUSIP No. 038505301	SCHEDULE 13D	Page 10 of 14 Pages

Investor Registration Rights Agreement

In connection with and concurrently with the closing of the purchase of shares of Common Stock, the Issuer, the Investors Group (other than Grifols) and certain of the Reporting Persons also entered into a Registration Rights Agreement (the “Investors Registration Rights Agreement”). Pursuant to the Investors Registration Rights Agreement, the Issuer is required to file a registration statement to cover the resale of the shares of Common Stock acquired by the Reporting Persons and certain of the Investors Group (other than Grifols) in the purchase of shares of Common Stock of the Issuer.

The Stock Purchase Agreement, a form of Voting Agreement and the Investors Registration Rights Agreement are incorporated herein by reference and are exhibits to this Report. Any descriptions in this Schedule 13D of the Stock Purchase Agreement, the Voting Agreements and the Investor Registration Rights Agreement are qualified in their entirety by reference to the actual text of such documents.

Except as otherwise disclosed herein, the Reporting Persons do not currently have and, during the time in which the Reporting Persons have owned over 5% of the outstanding shares of Common Stock of the Issuer, did not have any plans or proposals that relate to or would result in any actions or series of actions that would result in any of the actions enumerated in Item 4 (a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The description of the agreements in Items 2 and 4 is incorporated herein by reference.

All percentages are based on 585,661,992 shares which is the sum of (i) 251,693,888 shares of Common Stock reported to be outstanding as of May 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on May 14, 2013 and (ii) 333,968,104 shares of Common Stock that will be issued upon consummation of the Stock Purchase Agreement (defined below) as disclosed by the Issuer in the Form 8-K filed with the SEC on May 24, 2013.

The Reporting Persons may be deemed to beneficially own, in the aggregate, 57,517,914 shares of Common Stock, representing 9.8% of the Issuer’s outstanding Common Stock.

To the knowledge of the Reporting Persons, the Investors-Boxer Group, pursuant to the Stock Purchase Agreement and Voting Agreements, as more fully described in Item 4, may be deemed to beneficially own in the aggregate 451,648,904 shares of Common Stock, which represents 77.1% of the Issuer’s outstanding Common Stock that will be outstanding following the issuance of shares pursuant to the Stock Purchase Agreement.

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 51,512,735 shares of Common Stock which represents 8.8 % of the Issuer’s outstanding Common Stock. MVA beneficially owns 2,890,625 shares of Common Stock which represents 0.5% of the Issuer’s outstanding Common Stock. Aaron Davis beneficially owns 450,300 shares of Common Stock which represents 0.0% of the Issuer’s outstanding Common Stock, and Ivan Lieberburg beneficially owns 2,664,254 shares of Common Stock which represents 0.5% of the Issuer’s outstanding Common Stock.

CUSIP No. 038505301	SCHEDULE 13D	Page 11 of 14 Pages

With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

MVA has the sole power to vote the 2,890,625 shares of Common Stock it beneficially owns. Aaron Davis has the sole power to vote the 450,300 shares of Common Stock he beneficially owns. Ivan Lieberburg has the sole power to vote the 2,664,254 shares of Common Stock he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 51,512,735 shares of Common Stock they beneficially own. None of MVA, Aaron Davis or Ivan Lieberburg has shared power to vote or direct the vote of any shares of Common Stock.

(iii) Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 2,890,625 shares of Common Stock it beneficially owns. Aaron Davis has the sole power to dispose of the 450,300 shares of Common Stock he beneficially owns. Ivan Lieberburg has the sole power to dispose of the 2,664,254 shares of Common Stock he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

The Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 51,512,735 shares of Common Stock they beneficially own. None of MVA, Aaron Davis or Ivan Lieberburg has shared power to dispose of or direct the disposition of any shares of Common Stock.

Pursuant to the Stock Purchase Agreement, Boxer Capital has agreed to purchase 35,806,451 newly issued shares of Common Stock of the Issuer and MVA has agreed to purchase 2,096,774 newly issued shares of Common Stock of the Issuer, each at a price of $0.124 per share upon consummation of transactions contemplated in the Stock Purchase Agreement. Other than as described herein, the Reporting Persons have not engaged in any transaction in the Common Stock in the past 60 days.

No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is incorporated herein by reference. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 038505301	SCHEDULE 13D	Page 12 of 14 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 30 , 2013, by and among Boxer Capital, Boxer Management, MVA, Aaron Davis, Ivan Lieberburg and Joseph Lewis

Exhibit 2	Stock Purchase Agreement, dated May 20, 2013, by and among the Issuer, Boxer Capital, MVA and members of the Investors Group, which is incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 24, 2013

Exhibit 3	Form of Voting Agreement, dated May 20, 2013, entered into by Grifols, S.A. and each of Boxer Capital, MVA, Aaron Davis, and Ivan Lieberburg

Exhibit 4	Investors Registration Rights Agreement, dated May 20, 2013, by and among the Issuer and Boxer Capital, MVA, First Eagle Value in Biotechnology Master Fund, Ltd (and certain of its affiliates) and Laurence Lytton, which is incorporated herein by reference to Exhibit 10.6 to the Form 8-K filed by the Issuer on May 24, 2013

CUSIP No. 038505301	SCHEDULE 13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2013

BOXER CAPITAL, LLC

By: /s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By: /s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA Investors, LLC

By: /s/ Christopher Fuglesang
Name: Christopher Fuglesang
Title: Authorized Signatory

AARON DAVIS

By: /s/ Aaron Davis
Aaron Davis, Individually

IVAN LIEBERBURG

By: /s/ Ivan Lieberburg
Ivan Lieberburg, Individually

JOSEPH LEWIS

By: /s/ Joseph Lewis
Joseph Lewis, Individually

CUSIP No. 038505301	SCHEDULE 13D	Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 1	Joint Filing Agreement, dated as of May 30 , 2013, by and among Boxer Capital, Boxer Management, MVA, Aaron Davis, Ivan Lieberburg and Joseph Lewis

Exhibit 2	Stock Purchase Agreement, dated May 20, 2013, by and among the Issuer, Boxer Capital, MVA and members of the Investors Group, which is incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 24, 2013

Exhibit 3	Form of Voting Agreement, dated May 20, 2013, entered into by Grifols, S.A. and each of Boxer Capital, MVA, Aaron Davis, and Ivan Lieberburg

Exhibit 4	Investors Registration Rights Agreement, dated May 20, 2013, by and among the Issuer and Boxer Capital, MVA, First Eagle Value in Biotechnology Master Fund, Ltd (and certain of its affiliates) and Laurence Lytton, which is incorporated herein by reference to Exhibit 10.6 to the Form 8-K filed by the Issuer on May 24, 2013

CUSIP No. 038505301	SCHEDULE 13D

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BOXER CAPITAL, LLC

The executive officers and directors of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation	Citizenship
Shehan Dissanayake	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States
Aaron Davis	Member, Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Member, Employee of Tavistock Life Sciences Company	United States
Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation	Citizenship
Joseph Lewis	Director, President	United Kingdom
Jefferson R. Voss	Director, Vice President	United States

MVA INVESTORS, LLC

The executive officers and directors of MVA Investors, LLC are set forth below. Each individual’s business address is 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with MVA Investors, LLC.

Name	Present Principal Occupation	Citizenship

Aaron Davis	Member, Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Member, President, Employee of Tavistock Life Sciences Company	United States
Neil Reisman	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States
Ivan Lieberburg	Member, Employee of Tavistock Life Sciences	United States
Shehan Dissanayake	Member, Manager, Employee of Tavistock Life Sciences Company	United States